Exhibit 99.1

ATIF Holdings Limited Announces a $1.6 Million Financial Consulting Service Agreement with Shenzhen Micro Union Gold League Electronic Commerce Technology Co., Ltd.

SHENZHEN, China, July 11, 2019 – ATIF Holdings Limited (“ATIF”, or the “Company”), a company providing financial consulting services to small and medium-sized enterprises in Asia, today announced that it had entered into a financial consulting service agreement (the “Agreement”) to act as a financial advisor for Shenzhen Micro Union Gold League Electronic Commerce Technology Co., Ltd. (“MUGL”). The agreement was signed in anticipation of MUGL’s entrance into the U.S. capital market.

Pursuant to the Agreement dated July 8, 2019, ATIF agreed to provide services including business consulting, capital market advising for business planning and strategy development, planning and assisting with fund raising activities, and investor and public relations services. As consideration, MUGL agreed to pay the Company a fixed consulting fee of $1.6 million, to be paid in installments and subject to certain conditions.

Mr. Jun Liu, the Chief Executive Officer of the Company, commented, “We are excited to sign the financial consulting service agreement with MUGL. MUGL's choice to enter into the U.S. capital market is an important milestone, indicating that MUGL will usher in better development prospects and growth opportunities. We expect that MUGL will enhance its brand awareness and credibility in the industry, accumulate the trust of customers and investors, and lay a solid foundation for further international development. In this collaboration, ATIF will provide comprehensive guidance and escort MUGL through its journey in the U.S. capital market according to its developmental needs.”

About Shenzhen Micro Union Gold League Electronic Commerce Technology Co., Ltd.

Headquartered in Shenzhen, MUGL was established in 2017. MUGL operates through its e-commerce platform under a community-based e-commerce retail model to create a global brand for coffee, tea, and health preservation culture. By focusing on health, culture, e-commerce, and art industries, MUGL’s platform comprehensively improves customers’ access to goods and breaks through traditional distribution barriers to achieve mutual benefit. For more information, please visit http://www.weilianjinmeng.com/.

About ATIF Holdings Limited

Headquartered in Shenzhen, China, ATIF is a company providing financial consulting services to small and medium-sized enterprises in Asia. The Company’s core businesses include going public consulting services, international financial consulting services, and financial media services. The Company has advised several enterprises in China to go public in the U.S. At present, the Company has business centers and service centers in Hong Kong and Shenzhen, and a team of experienced consulting professionals. The Company owns www.chinacnnm.com, a news and media website that provides social news and financial information to the Asian region. For more information, please visit http://www.atifchina.com.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com